                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.15)

                            ORTEC INTERNATIONAL, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                    68749B108
                                 (CUSIP Number)

                             Gabriel Kaszovitz, Esq.
               Feder, Kaszovitz, Isaacson, Weber, Skala & Bass LLP
                              750 Lexington Avenue
                            New York, New York 10022
                                 (212) 888-8200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 28, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 9 Pages
                               Exhibit Index: None

                                                               PAGE 2 OF 9 PAGES



                                  SCHEDULE 13D
CUSIP NO. 68749B108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  JOSEPH STECHLER & COMPANY, INC.

2        Check the Appropriate Box if a Member of a Group*
                                                     a.       / /

                                                     b.       /X/
3        SEC Use Only

4        Source of Funds*

                  00

5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  New Jersey

                           7        Sole Voting Power
 Number of                                  2,179,566
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
  Each
Reporting                  9        Sole Dispositive Power
 Person                                     2,179,566
  With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,179,566

12       Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              /X/

13       Percent of Class Represented by Amount in Row (11)

                                            32.46%
14       Type of Reporting Person*
                                            CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               PAGE 3 OF 9 PAGES



                                  SCHEDULE 13D
CUSIP NO. 68749B108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  JOSEPH STECHLER (in the capacity described herein)

2        Check the Appropriate Box if a Member of a Group*
                                                     a.       / /

                                                     b.       /X/
3        SEC Use Only

4        Source of Funds*

                  00

5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  2,270,066
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
  Each
Reporting                  9        Sole Dispositive Power
 Person                                     2,270,066
  With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,270,066

12       Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              / /

13       Percent of Class Represented by Amount in Row (11)

                                            33.51%
14       Type of Reporting Person*
                                            IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               PAGE 4 OF 9 PAGES


                  This Amendment No. 15 to Schedule 13D relates to shares of common stock, $0.001 par value per share (the "Shares"), of Ortec International, Inc. (the "Issuer"). This Amendment No. 15 supplementally amends the initial statement on Schedule 13D dated September 29, 1997 and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons. This Amendment No. 15 is being filed to report that as a result of increases in the number of the Issuer's outstanding Shares since September 4, 1998 (the date as of which the last amendment which is part of the Initial Statement was filed), despite acquisition of Shares of the Issuer, the percentage of the outstanding Shares of which each of the Reporting Persons may be deemed the beneficial owners has decreased by more than two percent. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows:

ITEM 2.  IDENTITY AND BACKGROUND.

                  This Statement is being filed by Joseph Stechler & Company, Inc. ("JSC") and by Mr. Joseph Stechler ("Mr. Stechler"). 17,900 Shares of the acquired Shares of the Issuer reported in this amendment were acquired and held for the account of JSC and 6,900 Shares for the account of Lupa Family Partners, an institutional client of JSC. All such securities were acquired at the direction of JSC.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  JSC invested approximately $189,363 of its own funds to purchase the 17,900 Shares reported herein as being acquired by it since September 4, 1998 (in addition to $1,146,389 to purchase 86,930 Shares as a result of the exercise of Warrants reported in the Initial Statement as owned by Mr. Stechler). Lupa Family Partners, a New York State limited partnership has granted investment discretion over certain funds to JSC, pursuant to an investment advisory contract between Lupa Family Partners and JSC ("JSC Contract II"). JSC invested approximately $67,244 of the funds of Lupa Family Partners to purchase the Shares reported herein as being acquired since September 4, 1998 for the account of Lupa Family Partners.

                  The Shares held for the accounts of Quasar Partners, Lupa Family Partners, and one Other Client and the Shares and warrants of JSC may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules, and such firms' credit policies. Such Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

ITEM 4.  PURPOSE OF TRANSACTION.

                  The Reporting Persons have been advised by SFM LLC that all of the Shares reported herein as having been acquired for or disposed of from the accounts of Quasar Partners, Lupa Family Partners and one Other Client were acquired or disposed of for investment purposes. None among the Reporting Persons nor, to the best of their knowledge, SFM LLC, Quasar Partners, Lupa Family Partners nor the Other Client has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. JSC and Mr. Stechler reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the

                                                               PAGE 5 OF 9 PAGES


Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) JSC may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3) of 2,179,566 Shares (32.46% of the total number of Shares outstanding assuming the exercise of all warrants held by JSC), which consists of (i) 714,666 Shares held for the account of JSC, (ii) the 823,800 Shares held for the account of Quasar Partners pursuant to the JSC Contract, (iii) the 467,400 Shares held for the account of Lupa Family Partners pursuant to the JSC Contract II, (iv) the 23,700 Shares held for the account of one Other Client and (v) 150,000 Shares which JSC has the right to acquire upon exercise of warrants owned by it. Including such Shares which may be deemed to be beneficially owned by JSC and which JSC has the right to acquire, Mr. Stechler may be deemed to be the beneficial owner (as that term is defined in Rule 13d- 3) of 2,270,066 Shares (33.51% of the total number of Shares outstanding assuming the exercise of all warrants and options owned by Mr. Stechler and JSC), which consists of (vi) 714,666 Shares owned by JSC, (vii) 30,000 Shares held for the account The Stechler Foundation, (viii) 823,800 Shares held for the account of Quasar Partners, (ix) 467,400 Shares held for the account of Lupa Family Partners, (x) 23,700 Shares held for the account of one Other Client, (xi) 60,500 Shares which Mr. Stechler has the right to acquire upon the exercise of warrants and options owned by him and (xii) 150,000 Shares which JSC has the right to acquire upon the exercise of warrants owned by it.

                  (b) The Shares listed below include the 823,800 Shares held by JSC for the account of Quasar Partners, the 467,400 Shares held by JSC for the account of Lupa Family Partners and 23,700 Shares held by JSC for the account of one Other Client, all pursuant to investment management contracts with JSC.

                                                                                           Mr. Stechler
                                                                                        (including Shares
                                                                 JSC                    reported for JSC)
                                                                 ---                    -----------------
                           Sole power to vote
                             or direct the vote:              2,179,566                          2,270,066

                                                               PAGE 6 OF 9 PAGES


                                                                                        Mr. Stechler
                                                                                        (including Shares
                                                                 JSC                    reported for JSC)
                                                                 ---                    -----------------
                           Sole power to dispose
                             or direct the disposition:       2,179,566                          2,270,066

                  (c) See Annex A-1 for all transactions through May 31, 1999. All transactions there listed were routine brokerage transactions effected in the over-the-counter market by JSC.

                  (d) The Reporting Persons have been advised that the partners of Quasar Partners, including Quasar International Fund C.V., a Netherlands Antilles corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the 823,800 Shares held by JSC for the account of Quasar Partners, in accordance with their partnership interests in Quasar Partners.

                           The Reporting Persons have been advised that the partners of Lupa Family Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the 467,400 Shares held by JSC for the account of Lupa Family Partners, in accordance with their partnership interests in Lupa Family Partners.

                           The Reporting Persons have been advised that the beneficial owners of the securities held by the Other Client, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the 23,700 Shares held by JSC for the account of the Other Client in accordance with their said beneficial interests.

                           The Reporting Persons have the right to receive or direct the receipt of dividends from, or proceeds from the sale of, all Shares deemed beneficially owned by them except; the 823,800 Shares held by JSC for the account of Quasar Partners, the 467,400 Shares held by JSC for the account of Lupa Family Partners and the 23,700 Shares held by JSC for the account of the Other Client.

                  (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Items 2, 3, and 5 are incorporated by reference in this Item 6.

                                                               PAGE 7 OF 9 PAGES



                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: June 7, 1999



                                             /s/ JOSEPH STECHLER
                                             -------------------------------
                                                 JOSEPH STECHLER


                                             JOSEPH STECHLER & COMPANY, INC.



                                             By  /s/ Joseph Stechler
                                                 ---------------------------
                                                 Joseph Stechler, President

                                                               PAGE 8 OF 9 PAGES


                                    ANNEX A-1
                     RECENT PURCHASES OF THE COMMON STOCK OF
                          ORTEC INTERNATIONAL, INC. FOR
                       THE ACCOUNT OF LUPA FAMILY PARTNERS
                        ALL TRANSACTIONS EFFECTED BY JSC

         DATE OF                        NUMBER OF                    PRICE
      TRANSACTION                         SHARES                 PER SHARE
      -----------                         ------                 ---------
         09/08/98                             2,000                     8.58
         09/09/98                               400                     9.91
         09/10/98                             1,000                     9.93
         09/11/98                               500                    10.06
         09/11/98                               500                    10.12
         09/14/98                               500                    10.31
         09/15/98                             2,000                    10.47

                                                               PAGE 9 OF 9 PAGES


                                    ANNEX A-2
                     RECENT PURCHASES OF THE COMMON STOCK OF
                          ORTEC INTERNATIONAL, INC. FOR
                               THE ACCOUNT OF JSC
                        ALL TRANSACTIONS EFFECTED BY JSC

         DATE OF                        NUMBER OF                    PRICE
      TRANSACTION                         SHARES                 PER SHARE
      -----------                         ------                 ---------
         09/25/98                               500                    11.05
         10/06/98                               400                    10.25
         10/07/98                               500                    10.17
         10/12/98                               600                     9.06
         10/15/98                               700                     9.27
         10/22/98                             1,000                     9.02
         10/30/98                               500                     9.05
         10/30/98                             1,000                     9.34
         11/04/98                               200                    10.12
         11/16/98                             2,300                    10.55
         11/20/98                               400                    12.06
         11/24/98                               500                    12.49
         12/30/98                               500                    13.30
         12/31/98                               500                    13.17
         01/06/99                               200                    13.50
         01/15/99                               100                    13.87
         01/19/99                               300                    13.58
         02/02/99                             2,000                    11.04
         02/10/99                               800                    10.98
         02/12/99                               100                    11.12
         03/18/99                             1,700                    10.64
         03/23/99                             1,000                    10.46
         03/25/99                             1,000                    10.52
         04/19/99                               100                     9.25
         05/05/99                               500                     9.42
         05/28/99                               500                     8.74